UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment no. 1)

GTX Corp

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

362408106

(CUSIP Number)

April 17, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 362408106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Allen Adams
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 28,081,600
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 28,081,600
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,081,600
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12.	TYPE OF REPORTING PERSON (see instructions) IN

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Item 1.

(a)	Name of Issuer: GTX Corp

(b)	Address of Issuer’s Principal Executive Offices:
7 W. 9th Street, Suite 1214
Los Angeles, CA 90015

Item 2.

(a)	Name of Person Filing: Robert Adams

(b)	Address of Principal Business Office or, if none, Residence:
6692 Smith Road
Loveland, OH 45140

(a)	Citizenship: United States of America

(b)	Title of Class of Securities: Common Stock

Cusip Number: 362408106

Item 3.           Type of Reporting Person.

Not applicable.

Item 4.           Ownership.

(a)	Amount of beneficially owned: See Item 9 of cover page.

(b)	Percent of class: See Item 11 of cover page (based on 579,742,295 shares of Common Stock outstanding as reported by CTX Corp in its Annual Report on Form 10-K for the quarter ended December 31, 2016).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of cover page.

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Item 5.           Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.           Identification and Classification of Members of the Group

Not applicable.

Item 9.           Notice of Dissolution of Group

Not applicable.

Item 10.          Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert Allen Adams
Robert Allen Adams
Dated: April 19, 2017

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